Exhibit 99.1

Zall Development Acquires Strategic Stake in LightInTheBox

Beijing, China, March 17, 2016 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced that Zall Cross-border E-commerce Investment Company Limited (“Zall E-Commerce”), an indirect wholly-owned subsidiary of Zall Development Group Ltd. (HKSE Code: 2098)(“Zall Development”), a developer and operator of large-scale consumer-focused product wholesale shopping malls in China, has agreed to acquire a strategic equity interest in the Company. Both companies will explore opportunities in cross-border ecommerce and leverage each other’s respective competitive advantages to jointly develop a global market for Chinese high-quality wholesale consumer-focused products.

Under the terms of the subscription agreement, the Company has agreed to issue and Zall E-Commerce has agreed to subscribe to a total of 42,500,000 ordinary shares, equivalent to 21,250,000 ADSs, accounting for a 30% equity interest in LightInTheBox on a fully diluted basis, at $1.80 per ordinary share, equivalent to $3.60 per ADS.  In addition, the Company has agreed to issue a warrant to Zall E-Commerce pursuant to which Zall Development may subscribe for up to 7,455,000 ordinary shares of the Company, equivalent to 3,727,500 ADSs, accounting for an additional 5% equity interest in LightInTheBox on a fully diluted basis, at an exercise price of $2.75 per ordinary share, equivalent to $5.50 per ADS, pursuant to the terms and conditions of such warrant. The warrant is exercisable starting six months after the closing and terminates 24 months after the closing. Under the terms of the agreement, Zall E-Commerce will have the right to appoint two directors to LightInTheBox’s board of directors, among other things, and the Company will grant Zall Development certain registration and anti-dilution rights.

Mr. Zhi Yan, Co-chairman and CEO of Zall Development, commented, “I am excited to team up with LightInTheBox to jointly explore future cooperation opportunities and develop a global market for wholesale consumer-focused products made in China. Combining LightInTheBox’s deep understanding of global ecommerce, extensive technological expertise and mobile internet capabilities with our vast portfolio of wholesale products and supply chain management systems will create new business opportunities for both parties. As Chinese manufacturing continues to move up the value chain, we believe that internet-driven innovation and cross-border ecommerce will provide traditional businesses like us with increased efficiency and new markets for growth. LightInTheBox is the ideal company for us to partner with as we jointly work to bring high-quality Chinese products to new markets across the globe.”

Mr. Alan Guo, Chairman and CEO of LightInTheBox, commented, “I’d like to warmly welcome Zall Development as a strategic business partner and major shareholder. Zall Development has extensive experience and a deep understanding of supply chain management, high-quality product development and the Chinese consumer market, which I am confident will yield numerous business opportunities when combined with our technological expertise, big data analytics and global Internet DNA. By working together, we will be able to drive further innovation in cross-border ecommerce and open up new markets for growth.”

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 27 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

About Zall Development Group Ltd.

Zall Development is a leading developer and operator of large-scale, consumer product-focused wholesale shopping malls, as well as commercial space provider, in China. Zall Development has been adjusting its principal business activities and will concentrate its resources on the core business segment, i.e. the development and operating of large-scale consumer product-focused wholesale shopping malls and the related value-added business, such as warehousing, logistics, e-commerce and financial services. Zall Development is building its online business by implementing its “Cloud Market” plan which aims to build the largest B2B wholesale platform featuring online-to-offline integration in China.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management of both LightInTheBox and Zall Development in this announcement, as well as LightInTheBox’s strategic and operational plans and LightInTheBox’s and Zall Development’s joint global ecommerce strategy, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.